FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on November 16,  2006

Omega Navigation Enterprises, Inc. Reports Third Quarter 2006 Results

Piraeus, Greece, November 16, 2006 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing primarily on product tankers, announced today its financial and operational results for the third quarter and for the nine-month period ended September 30, 2006.

The company had previously announced the declaration of its quarterly dividend of $0.50 per share for shareholders of record as of November 15, 2006 and payable on November 30, 2006.

Omega Navigation Enterprises, Inc. was incorporated in the Marshall Islands in February 2005. On April 7, 2006 the Company successfully completed its Initial Public Offering of 12,000,000 Class A Common Shares at $ 17 per share raising a total of $204 million in gross proceeds.  Omega Navigation’s Class A common shares commenced trading on the NASDAQ National Market on April 7, 2006 and on the Singapore Exchange Securities Trading Limited on April 10, 2006.

Third Quarter 2006 Results

For the third quarter ended September 30, 2006 Omega Navigation reported Total Revenues from continuing and discontinued operations of $12.3 and $3.9 million, respectively, and Net Income of $3.8 million, or $0.25 per share, before taking into account an unrealized non cash loss related to an interest rate swap and collar entered into in April 2006 and a non cash book loss on the previously announced sale of its two dry bulk vessels.  Net income after those two non cash items was $0.9 million or $0.06 per share.  EBITDA for the quarter was $11.6 million before recording the non cash book loss on the sale of the dry bulk vessels, and $ 9.9 million after recording the loss. Please see further below for a reconciliation of EBITDA to Cash from Operating Activities.

Net Income (Non GAAP)

$ 3.8 Million

Net Income (Non GAAP) per share

$ 0.25

Unrealized loss on derivative Instrument

      $1.2

Book loss on disposal of vessels

 $1.7

Net Income (GAAP)

$ 0.9 Million

Net Income (GAAP) per share

$ 0.06

The company owned and operated an average of 7.6 vessels during the third quarter 2006, earning an average time-charter equivalent rate of $20,075 per day per vessel for the bulk carriers, $20,673 per day per vessel for the Handymax product tankers, and $25,110 per day per ship for the Panamax product tankers.

The company earned revenues through profit sharing agreements on two of its Panamax product tankers in the three months ended September 30, 2006.  While these revenues are not reflected in third quarter net income due to the actual settlement periods, the Company has received cash of over $200 thousand related to the profit sharing earned in the third quarter on one of the vessels and expects further amounts on the other.  The earnings generated in the third quarter of 2006 from these profit sharing agreements will be recognized in subsequent quarters, depending upon when final settlement is made.

Operating expenses in the third quarter of 2006 were higher than normal due to one time expenses related to taking delivery of our 6 product tankers during the second and third quarter of the year.  These one time expenses amounted to $343 thousand during the third quarter of 2006.

Nine Months 2006 Results

For the nine month period ended September 30, 2006 the Company reported Total Revenues from continuing and discontinued operations of $13.7 and $11.6 million, respectively, and Net Income of $11.9 million, or $1.11 per share before recording the non cash book loss on the sale of the two dry bulk vessels and the non cash loss on the derivative instruments, or $9.8 million or $0.91 per share calculated on 10,710,440 weighted average basic and diluted shares outstanding for the period, after taking into effect the non cash unrealized loss on the interest rate swap/collar and non cash book loss on the sale of the two dry bulk vessels.   EBITDA for the period was $22.5 million before recording the non cash book loss on the sale of the dry bulk vessels and $20.8 million after recording the non cash book loss on the sale of the vessels.  Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

The Company owned and operated an average of 4.1 vessels during the nine month period ended September 30, 2006 earning an average time-charter equivalent rate of $20,205 per day per vessel for the bulk carriers, $20,596 per day per vessel for the Handymax product tankers and $25,263 per day per vessel for the Panamax product carriers.

Operating expenses in the nine month period ending September 2006 were higher than normal due to one time expenses related to taking delivery of our 6 product tankers during the second and third quarter of the year.  These one time expenses amounted to $589 thousand during the first nine months of 2006.

Sale of the Dry Bulk Vessels

Omega Navigation announced on September 20, 2006 that it entered into an agreement to sell its two dry bulk carriers the “Ekavi I” and the “Electra I” for a total gross consideration of $82.5 million.  Omega Navigation expects to deliver the “Ekavi I” and the “Electra I” to the buyer between November 15, 2006 and January 15, 2007.  The proceeds from the sale will be used to pay down debt on the vessels as well as potentially to further invest in the product tanker sector or other general corporate purposes.  With the sale of the two dry bulk vessels the Company has become the only shipping company listed in the U.S. whose fleet consists exclusively of product tankers .

At the date the agreements were signed, vessels were classified as “held for sale” and reports the operations from the bulk carriers as discontinued operations as all criteria for such classification were met. The vessels’ values were based on their sales price less costs incurred to sell the vessels. The non cash book loss recognized amounted to $1.7 million, and is included in income from discontinued operations. This loss was more than offset by the gain of $5.0 million recorded in the first quarter of 2006, which was related to the extinguishment of debt on the vessels. Due to the fact that the vessels meet the criteria to be held for sale they stopped being depreciated after the date of the agreement.

The lack of depreciation charges in the fourth quarter is expected to add approximately $830 thousand or $.05 per share to fourth quarter earnings.

Other Developments of Third Quarter 2006

During the third quarter of 2006, Omega Navigation completed the acquisition of the six identified product tankers which it had agreed to acquire prior to its IPO, by taking delivery of two double hull product tankers, including one Panamax and one Handymax ice class 1A.

In summary, during the first quarter of 2006 the Company’s fleet was comprised only of its two drybulk carriers. During the second quarter of 2006, the Company expanded its fleet and took delivery of four of the six identified double hull product tankers.  During the third quarter the Company took delivery of its two remaining identified product tankers that it had agreed to acquire at the time of its IPO, bringing the entire fleet to two dry bulk vessels and six product tankers.

The company’s current fleet includes six double hull product tankers with a total cargo-carrying capacity of 366,358 dead weight tonnes. Furthermore, the company has options to acquire four additional double hull Ice Class 1A product carriers currently under construction and are expected to be available for delivery between March 2007 and September 2007.

Each of the Company’s product tankers are employed under time charters for a minimum of three years from their respective delivery dates and are chartered to established charterers including Korea Lines, Norden, Glencore and Torm.

Management Commentary:

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented, “We are pleased to have delivered strong financial results for the second consecutive quarter.  We now have taken delivery of all the vessels we identified during the IPO process and have put them all on three year charters as we indicated at the time of the IPO.  In addition, we have entered into an agreement to sell our two dry bulk vessels at very favorable prices, which will allow us to further invest in the product tanker sector, thus becoming a ‘pure play’ in this sector which offers very favorable fundamentals in the long term.”

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented: “As of September 30, 2006, our total debt to book capitalization stood at 54%. This modest leverage affords us significant flexibility and growth potential. In addition, following the delivery of our sixth and last identified product tanker, “Omega Lady Miriam”, we still have excess capacity of $53 million in our existing revolving credit facility. Furthermore, the fact that we have profit sharing agreements on the earnings of four of the six product tankers, enables us to capture the upside potential of the market and enhance our profitability.”

Fleet Data

Three Months Ended September 30, 2006	Product Carriers		Drybulk Carriers
	Panamax Tankers	Handymax Tankers
Number of vessels at end of period	4	2	2
Average age of fleet (in years)	2	0	2
Ownership days (2)	336	181	184
Available days (3)	336	181	184
Operating days (4)	336	181	184
Fleet Utilization (5)	100%	100%	100%
Voyage revenues (net of voyage expenses)	$ 8,436,866	$ 3,741,910	$ 3,693,784
Time charter equivalent (TCE) rate $/day (6)	25,110	20,673	20,075
Vessel operating expenses (net of predelivery expenses)	$ 1,410,522	$ 641,601	$ 678,141
Daily Vessel operating expenses $/day (7)	4,197	3,545	3,686

Nine Months Ended September 30, 2006	Product Carriers		Drybulk Carriers
	Panamax Tankers	Handymax Tankers
Number of vessels at end of period	4	2	2
Average age of fleet (in years)	2	0	2
Ownership days (2)	385	185	546
Available days (3)	385	185	546
Operating days (4)	385	185	546
Fleet Utilization (5)	100%	100%	100%
Voyage revenues (net of voyage expenses)	$ 9,726,223	$ 3,810,335	$ 11,032,015
Time charter equivalent (TCE) rate $day (6)	25,263	20,596	20,205
Vessel operating expenses (net of predelivery expenses)	$ 1,693,461	$ 669,733	$ 1,974,647
Daily Vessel operating expenses $/day (7)	4,399	3,620	3,617

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(3)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(4)

Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)

We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(6)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7)

Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, but excludes any predelivery expenses incurred at or prior to the delivery of the product tankers, are calculated by dividing vessel operating expenses by ownership days for the relevant period. For the three months ended September 30, 2006, predelivery expenses amounted to $ 158,924 for Panamax tankers and $184,782 for Handymax tankers.  For the nine months ended 2006, predelivery expenses amounted to  $ 321,064 for Panamax tankers and $ 268,205 for Handymax tankers.

Fleet Profile and Employment:

The table below describes the profile and employment of the Company’s fleet:

Vessel	Sister	Year	Deadweight	Type	Delivery	Daily		Redelivery
	Ships (1)	Built	(dwt)		Date	Hire Rate (2)
CURRENT FLEET
Product Tankers
Panamax Product Tankers
Omega Queen	D	2004	74,999	LR1	May-06	$26,500	(5)	May-09
Omega King	D	2004	74,999	LR1	Jun-06	$26,500	(5)	Jun-09
Omega Lady Sarah	C	2004	71,500	LR1	Jun-06	$24,000	(4)	Jun-09
Omega Lady Miriam	C	2003	71,500	LR1	Aug-06	$24,000	(4)	Jul-09
Handymax Product Tankers
Omega Prince	B	2006	36,680	Ice Class 1A	Jun-06	$21,000	(3)	Jun-09
Omega Princess	B	2006	36,680	Ice Class 1A	Jul-06	$21,000	(3)	Jun-09
TOTAL (DWT):			366,358
Dry Bulk Carriers
Dry Bulk Carriers (Under agreement to sell) (6)
Ekavi I	A	2004	52,800	Handymax	Apr-05	$17,000		Mar-May-07
Electra I	A	2004	52,800	Handymax	Apr-05	$25,000		Apr-Jun-07
TOTAL (DWT):			105,600
Additional Vessels on Option (7)
Panamax – Ice Class 1A Tanker	E	2007	74,200	LR1
Panamax – Ice Class 1A Tanker	E	2007	74,200	LR1
Panamax – Ice Class 1A Tanker	E	2007	74,200	LR1
Panamax – Ice Class 1A Tanker	E	2007	74,200	LR1
Total Capacity			296,800
FLEET TOTAL (DWT)			768,758

1)     Each vessel is a sister ship of each other vessel that has the same letter.

(2)   This table shows gross charter rates and does not include brokers’ commissions, which are 5.0% of the daily time charter hire rate for the dry bulk carriers and 1.25% of the daily time charter rate for the product tankers.

(3)   Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S.  The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $24,000.

(4)   Plus any additional income under profit sharing provisions of the Company’s charter agreement.

(5)   The Company has granted Torm the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.

(6)  As of September 20, 2006, Omega Navigation agreed to sell its two dry bulk carriers the “Ekavi” and the “Electra” and expects to deliver to the buyer the vessels between the  November 15, 2006 and January 15, 2007.

(7)   Omega Navigation has an option to acquire four additional Ice Class 1A Tankers

Quarterly Dividend

On November 6, 2006, the Company announced its second quarterly dividend since it went public, of $ 0.50 per share, payable on November 30, 2006 to shareholders of record as of November 15, 2006.

Omega Navigation intends to declare and pay quarterly dividends to shareholders in amounts that are substantially equal to the available cash from operations during the previous quarter after cash expenses and discretionary reserves.

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented “Our dividend policy is structured to enable shareholders to share equally in our Company’s profitability and growth. Furthermore, the Class B shares held by the initial shareholders, which currently represent 20.7% of the total shares outstanding, are subordinated in terms of dividend payment to the Class A shares held by the public, which provides the public shareholders additional comfort and assurance of their payments of quarterly dividends.”

He continued: “We have now paid two quarterly dividends in the amount of $0.50 per share, and we expect to pay our next quarterly dividend in February 2007.”

Conference Call and Webcast:

As already announced, tomorrow, November 17, 2006 at 10:00 A.M. EST, the Company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:  1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44(0)1452 542 301 (from outside the US or the UK). Please quote “Omega Navigation”.

In case of any problem with the above numbers, please dial 1 866 869 2352 (from the US),

0800 694 1449 (from the UK) or + 44 (0) 1452 560 304 (from outside the US or the UK).

Quote “Omega Navigation”.

A telephonic replay of the conference call will be available until November 24,2006 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or + 44(0) 1452 550 000 (from outside the US or the UK). Access Code: 3663884#

Slides and audio webcast: There will also be a live, and then archived, webcast of the conference call, through Omega Navigation’s website (www.omeganavigation.com) Participants into the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Omega Navigation Enterprises Inc

Consolidated Statement of Income

 (All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006
	(unaudited)	(unaudited)
CONTINUING OPERATIONS
Revenues:
Voyage revenue ……………………………………………	12,334,204	13,713,089

Expenses:
Voyage expenses …………………………………………….	155,428	176,531
Vessel operating expenses …………………………………………….	2,395,829	2,952,463
Depreciation and amortization ………………………………………………………..	3,321,776	3,664,648
Management fees …………………………………………….	285,447	300,420
General and administrative expenses………………………………........................	841,015	1,540,554
Foreign currency (gains)/loss …………………………………………….	(1,226)	13,884
Operating income …………………………………………….	5,335,935	5,064,589

Other income (expenses):…………………………………………………………………
Interest and finance costs ……………………………………………	(3,371,733)	(4,038,885)
Interest income ……………………………………………	237,765	1,691,848
Unrealized loss on derivative instruments…………………………………………..	(1,208,143)	(470,807)
Total other income /(expenses), net ……………………………………………	(4,342,111)	(2,817,844)

INCOME FROM CONTINUING OPERATIONS	993,824	2,246,745

DISCONTINUED OPERATIONS
Income from discontinued operations of the bulk carrier fleet (including a gain on extinguishment of Debt of $5,000,000 in 2006…………………………………..	1,587,924	9,216,823
Loss on disposal of dry bulk carrier vessels in 2006……………………………….	(1,685,297)	(1,685,297)
INCOME / (LOSS) FROM DISCONTINUED OPERATIONS……………………………	(97,373)	7,531,526

Net income……………………………………………………………………………………	896,451	9,778,271

Earning per common share, basic and diluted:
- From continuing operations
Earnings per Class A common share, basic and diluted…………………………………	0.08	0.25
Earnings per Class B common share, basic and diluted…………………………………	-	0.11
Weighted average number of Class A common shares, basic and diluted .................	12,010,000	7,570,440
Weighted average number of Class B common shares, basic and diluted……………	3.140,000	3.140,000
- From discontinued operations
Earnings per Class A common share, basic and diluted…………………………………	(0.01)	0.84
Earnings per Class B common share, basic and diluted…………………………………	-	0.39
Weighted average number of Class A common shares, basic and diluted… …………	12,010,000	7,570,440
Weighted average number of Class B common shares, basic and diluted…………….	3.140,000	3.140,000
- From continuing and discontinued operations
Earnings per Class A common share, basic and diluted…….…………………………..	0.07	1.08
Earnings per Class B common share, basic and diluted……….………………………..	-	0.50
Weighted average number of Class A common shares, basic and diluted….. ……….	12,010,000	7,570,440
Weighted average number of Class B common shares, basic and diluted…………….	3.140,000	3.140,000

Omega Navigation Enterprises Inc
Consolidated Balance Sheet

(All amounts expressed in U.S. Dollars)

	September 30, 2006	December 31, 2005
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents...............................................................................	9,042,937	5,057,706
Accounts receivable, trade……………………………………………………….....	52,035	178,089
Inventories…………………………………………………………………………....	480,817	-
Prepayments and other.....................................................................................	506,349	2,202
Restricted cash..................................................................................................	-	500,000
Vessels held for sale…………………………………………………………………	81,468,750	-
Total current assets………………………………………………. ………	91,550,888	5,737,997

FIXED ASSETS:
Vessels, net of accumulated depreciation of $ 2,373,618 and $ 3,652,708 for December 31, 2005 and September 30, 2006 respectively…………………….	353,841,792	85,490,799
Property and equipment, net of accumulated depreciation of $0 and $ 11,941 for December 31, 2005 and September 30, 2006 respectively………………..	145,822	-
Advances for vessels acquisition…………………………………………………	400,000	-
Total fixed assets………………………………………………………………	354,387,614	85,490,799

OTHER NON CURRENT ASSETS:
Initial Public Offering related costs …………………………..	-	1,162,957
Deferred charges…………………………………………………………………..	239,427	-
Restricted cash...…………………………………………………………………..	4,000,000	-
Total non current assets………………………………………………………	4,239,427	1,162,957

Total assets	450,177,929	92,391,753

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank credit facility ……………………………	-	38,994,035
Seller’s notes ……………………………	-	36,000,000
Current portion of long term debt ……………………………	47,322,284	-
Accounts payable ……………………………	892,889	290,230
Due to stockholder ……………………………	-	121,731
Accrued liabilities ……………………………	2,758,542	2,439,362
Unearned revenue ……………………………	2,273,758	138,362
Derivative liability ……………………………	470,807	-
Total current liabilities……………………………………………………………….	53,718,280	77,983,720

LONG TERM DEBT, net of current portion……………………………………….	193,137,443	-

COMMITMENTS AND CONTINGENCIES:	-	-

Shareholders’ equity:
Preferred stock, $0.01 par value; 25,000,000, shares authorized, none issued……………………………………………………………….. …………….	-	-
Common stock:
Class A shares, par value $ 0.01per share authorized; 10,000 shares issued and outstanding as at December 31, 2005 and 12,010,000 shares issued and outstanding as at September 30, 2006………….. …………………………	120,100	100
Class B shares, par value $ 0.01per share authorized; 3,140,000 shares issued and outstanding……………………………………………………………..	31,400	31,400
Additional paid-in capital ……………………………	196,589,442	9,998,540
Retained earnings ……………………………	6,581,264	4,377,993
Total shareholders’ equity ……………………………	203,322,206	14,408,033
Total liabilities and shareholders’ equity…………………………………………	450,177,929	92,391,753

Omega Navigation Enterprises Inc

Consolidated Statement of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three months ended September 30, 2006	Nine months ended September 30, 2006
	(audited)	(unaudited)
Cash flows from operating activities:………………………………………………….
Income from continuing operations …………………………………………………..	993,824	2,246,745

Net cash from continuing operating activities….……………………………………..	6,187,583	9,310,084
Net cash from discontinued operating activities………………………………………	2,217,162	5,975,282
Net cash from continuing and discontinued operating activities…………………….	9,398,569	15,285,366

Cash flows used in investing activities:………………………………………………..
Net cash used in investing activities-continuing operations…………………………	(103,597,882)	(358,052,263)
Net cash used in investing activities-discontinued operations………………………	-	-
Net cash used in investing activities- continuing and discontinued operations……………………………………………………………………………….	(103,597,882)	(358,052,263)
.
Cash flows from financing activities:………………………………………………….
Net cash provided by/ (used in) financing activities-continuing operations………………………………………………………………………………..	35,625,000	350,432,096
Net cash provided by/ (used in) financing activities-discontinued operations………………………………………………………………………………..	-	(3,679,968)
Net cash provided by/ (used in) financing activities-continuing and discontinued operations………………………………………………………………………………...	35,625,000	346,752,128

Net increase in cash and cash equivalents…………………………………………….	(58,574,313)	3,985,231
Cash and cash equivalents at the beginning of the period……………………………	67,617,250	5,057,706
Cash and cash equivalents at end of period…………………………….......................	9,042,937	9,042,937

Omega Navigation Enterprises Inc

Reconciliation of EBITDA (1) to Cash From Operating Activities

(Expressed in U.S. Dollars)

	Three months ended September 30, 2006	Nine months ended September 30, 2006
Net cash from operating activities……………………………	9,398,569	15,285,366
Net increase / (decrease) in current assets………………	(59,836)	858,909
Net increase / (decrease) in current liabilities excluding bank debt……………………………………………………..	(1,462,145)	(3,057,235)
Gain on extinguishment of debt……………………………	-	5,000,000
Loss on sale of vessels……………………………………..	(1,685,297)	(1,685,297)
Net interest expense……………………………………..…	3,824,912	4,578,477
Amortization of financing costs……………………………	(120,147)	(151,265)
EBITDA…………………………………………………………	9,896,056	20,828,955

(1) EBITDA represents net income before interest, taxes, depreciation and amortization. EDITDA does not represent and should not be considered as an alternative to net income or cash flow form operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included here because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe it presents useful information to investors regarding our ability to service and/or incur indebtedness.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of six product tankers and two dry bulk carriers with a total capacity of 471,958 dwt and an average age of approximately 1.6 years. The current fleet includes 6 double hull product tankers with a total cargo-carrying capacity of 366,358 dwt and 2 Handymax drybulk carriers with a total cargo-carrying capacity of 105,600 dwt. Furthermore, the Company has options to acquire four additional double hull Ice Class 1A product carriers currently under construction and are expected to be available for delivery between March 2007 and September 2007.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation’s Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol “ONAV 50”.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ   07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  November 16, 2006                   By:        /s Gregory A. McGrath

                                             ------------------------

Gregory A. McGrath
Chief Financial Officer